Filed by Iridium Communications Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Iridium Communications Inc.

Commission File No.: 001-33963

The following employee Q&A information sheet was uploaded to the internal intranet of Iridium Communications Inc. (“Iridium”) on June 29, 2026 in connection with the proposed acquisition of Iridium by Rocket Lab Corporation:

IRDM – RKLB Transaction Employee FAQ

1.	What was announced?
•	Iridium has entered into a definitive agreement to be acquired by Rocket Lab, a global leader in launch and space systems.
•	Together with Rocket Lab, we'll create a vertically integrated space powerhouse that can design, build, launch, and operate its own satellite networks, delivering critical communications, resilient PNT, aviation safety, and mission services capabilities to millions of users worldwide and driving value for our shareholders.
•	We’ll have the opportunity to pioneer next-generation space applications to build the future of space infrastructure and global connectivity.
•	Upon closing, which we expect to occur mid-2027 after regulatory and shareholder approvals, Iridium will become part of Rocket Lab.

2.	Why now? What are the benefits?
•	The Board of Directors is always reviewing opportunities to maximize value for Iridium shareholders and advance our growth strategy.
•	After evaluating the opportunities available to the Company, the Board determined that this transaction with Rocket Lab is the best path forward for Iridium, our people, our customers, and for our shareholders.
•	Our industry has entered a period of change where vertically integrated companies, those that can design, build, launch, and operate satellite networks, are the most competitive. Bringing together the capabilities and expertise of Iridium and Rocket Lab creates a company positioned to play a leading role in this new era.
•	This transaction with Rocket Lab is a testament to what we have built; it will allow us to extend our leadership in mission-critical satellite applications, including communications, IoT, D2D/NTN, resilient PNT, aviation safety and mission services. We will be part of a vertically integrated space powerhouse that can build satellites, launch them, and operate them – all under one roof.
•	By bringing our companies together, we will have the ability to invest better in our future, expand what we can offer our customers, and continue to play a leading role in areas that matter most. Specifically, we expect to:
o	Accelerate investment in upgrading Iridium’s network and next-generation capabilities;
o	Expand solutions for our commercial, government and defense customers;
o	Unlock new opportunities for innovation across the space value chain; and
o	Continue delivering the reliable, mission-critical communications our customers expect from us.

3.	Who is Rocket Lab and why are they the right partner?
•	Rocket Lab is a global leader in launch and space systems, with leading launch capabilities and satellite manufacturing. Their Electron small payload rocket has launched over 80 times since 2017, and their new Neutron rocket, a competitor to SpaceX Falcon 9, is nearing first launch later this year. They have also developed satellites for a number of satellite networks and missions and have developed or acquired a diverse set of capabilities covering satellite development.

•	Rocket Lab is a natural fit for Iridium, and there is little overlap in our capabilities. This transaction will enable us to build on our leadership in mission-critical satellite applications, including communications, resilient PNT, aviation safety, and mission services to more broadly deliver our differentiated solutions.
•	Importantly, the Rocket Lab management has great respect for our Company, including our unique offerings and capabilities, and team.
•	Rocket Lab pursued this transaction because of Iridium’s expertise and strength in the satellite communications industry. Their stated goal is to build upon Iridium’s expertise, customer relationships, technology and culture where the entity is a leading player in the industry.
•	Rocket Lab does not own and operate their own global satellite communications network. The expertise Iridium as a whole is bringing will evolve Rocket Lab from a space infrastructure supplier into an operator and service provider of that infrastructure, as Iridium is today. Together with Rocket Lab, we'll have the opportunity to pioneer next-generation space applications to build the future of space infrastructure and global connectivity.
•	This is an exciting moment for our Company, and we are confident that this is the right path forward.

4.	What does this transaction mean for employees? What should employees expect between now and closing?
•	This is just the first step, and there are still many details to be determined about how the two companies will come together.
•	As of now, it is business as usual, and your current roles, responsibilities, and reporting structure remain the same.
•	It is important that we all remain focused on serving our customers and partners and advancing the work we have underway.
•	We will communicate any additional information as it becomes available.
•	Employees who are also shareholders will receive cash and shares converted into Rocket Lab common stock upon close, providing both immediate value and the opportunity to participate in the upside of the company.
•	Additional information can be found in the press release and Form 8-K announcing the acquisition, and further details and background will be provided in our proxy, which will be filed with the SEC in the coming weeks.

5.	Will this agreement impact current roles, responsibilities, or reporting relationships?
•	No. Until the transaction closes, which we expect to occur in mid-2027, it is business as usual, and your current roles, responsibilities, and reporting structure remain the same.
•	It is important that we all remain focused on serving our customers and partners and advancing the work we have underway.

6.	Will we be able to hire for positions currently open and future positions?
•	Until the transaction is completed, it remains business as usual.
•	Iridium will continue to hire for approved open positions and future roles as needed in the ordinary course of business.

7.	Will there be changes to compensation or benefits as a result?
•	Until the transaction closes, it is business as usual and employees will continue to receive their usual pay and benefits.
•	Iridium’s 2026 bonus plan will continue as normal.
•	Employees should not expect any immediate changes to their current benefits and will go through our normal open enrollment process later this year.
•	There will be no immediate changes to our performance, merit or promotion processes.

8.	Will there be changes to accrued PTO and company holidays?
•	Until the transaction closes, it is business as usual and employees will continue to receive their usual PTO and benefits.

9.	I own Iridium stock and/or hold Iridium equity awards. What happens to my shares and equity awards?
•	Under the terms of the agreement, Iridium shareholders will receive $27 in cash and a number of shares of Rocket Lab common stock calculated pursuant to an exchange ratio. The transaction agreement provides that the stock portion of the consideration will be calculated based on the 10-day volume weighted average price of Rocket Lab’s common stock ending on the second trading day prior to the closing of the transaction.
o	If this stock price is equal to or less than $67.50, then the exchange ratio will be 0.4000.
o	If this stock price is equal to or greater than $112.50, then the exchange ratio will be 0.2400.
o	If this stock price is greater than $67.50 but less than $112.50, then the exchange ratio will be the quotient obtained by dividing $27.00 by this stock price.
•	Iridium programs like Sum of 70 will continue to honor grants issued.

10.	How will the integration process work?
•	Until the transaction is completed, which is expected in mid-2027 after regulatory approvals, it is business as usual.
•	Iridium and Rocket Lab continue to operate as separate, standalone companies, and we ask that you remain focused on serving our customers and partners.
•	We will keep you informed of key milestones and what to expect as planning progresses.

11.	Will there be any immediate changes to our systems, processes or policies?
•	Until the transaction is completed, which is expected in mid-2027, it is business as usual.
•	We will keep you informed of what to expect as planning progresses.

12.	Will there be changes to our values or culture?
•	Rocket Lab has great respect for our Company and shares our commitment to innovation and mission execution, and we believe these shared values are a strong foundation for bringing our organizations together.
•	With any corporate change, cultures can shift or blend.
•	Keep in mind, this is just the first step, and there are still many details to be determined about how the two companies will come together, but we will work with Rocket Lab to capitalize on the strengths of both organizations.

13.	Who will lead the company? What will happen to Iridium’s leadership?
•	Until the transaction is completed, which is expected in mid-2027, it is business as usual.
•	This is just the first step, and there are still many details to be determined about how the two companies will come together.
•	More details on leadership and organizational structure will be shared as available.

14.	What will happen to Iridium’s headquarters and other locations?
•	Until the transaction is completed, which is expected in mid-2027, it is business as usual and no changes are expected or contemplated in Iridium locations.

15.	What should I tell customers, partners, and suppliers who ask me about the transaction?
•	We believe this transaction will create many benefits for our customers, partners, and suppliers.
•	For now, it remains business as usual, and Iridium and Rocket Lab remain separate, standalone companies
•	We will continue to work with them as we always have, including our process for bids, and their contacts and contracts remain the same.
•	We have defined a proactive communications plan. Key personnel from among our customers, partners, and suppliers will be contacted so that they hear about the change directly from us. This approach will help ensure that we communicate the exciting opportunity ahead and that we expect no disruption or negative impact to them from Iridium being acquired by Rocket Lab.

16.	I’m active on LinkedIn and post company updates occasionally. Can I post about Rocket Lab or the acquisition? When can I update my profile?
•	As a public company, there are strict SEC rules that govern what and how we can share information on social media about this transaction. Feel free to repost or “like” information posted by Iridium’s official corporate accounts. However, employees should refrain from generating new content or commenting on the announcement so that we can all comply with SEC rules.

17.	What communication channels will be used to keep parties (employees, customers, partners, etc.) informed about the status of the integration?
•	We will continue to use all our normal channels to keep Iridium stakeholders informed throughout the transaction process. This includes emails, Teams Talks, town halls, and other events.
•	Until closing, it’s business as usual, and we will continue operating in the ordinary course. business.

18.	What should employees do if contacted by media, investors, or financial analysts?
•	Consistent with our Company policy, please forward any media inquiries you may receive to Jordan Hassin at Jordan.Hassin@Iridium.com. Any inquiries from investors or analysts should be directed to Ken Levy at Ken.Levy@iridium.com.

19.	Who can I reach out to with additional questions?
•	You can reach out to your manager or HR@iridium.com.
•	Additionally, you can visit Iridium Connect for more information.

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc. (“Iridium”). In connection with the proposed transaction, Rocket Lab will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the proxy statement of Iridium that will also constitute a prospectus of Rocket Lab. When the proxy statement/prospectus is finalized, it will be sent to the stockholders of Iridium seeking their approval of certain transaction-related proposals. This communication is not a substitute for the proxy statement/prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

Rocket Lab may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec-filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Additional information about such participants is available under the captions “Proposal 1 – Election of Directors,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in Iridium’s definitive proxy statement in connection with its 2026 Annual Meeting of Stockholders (the “2026 Proxy Statement”), which was filed with the SEC on April 2, 2026 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001418819/000141881926000022/irdm-20260402.htm), as well as on Iridium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026 (the “2025 10-K”) and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that holdings of Iridium’s securities have changed since the amounts printed in the 2026 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001418819). Information regarding Iridium’s transactions with related persons is set forth in the 2026 Proxy Statement under the caption “Transactions with Related Parties,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Certain illustrative information regarding the payments that may be owed, and the circumstances in which they may be owed, by Iridium to its named executive officers in a change of control of Iridium is set forth in the 2026 Proxy Statement under the caption “Severance and Change in Control-Related Benefits,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based on Rocket Lab’s and Iridium’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Rocket Lab and Iridium, all of which are subject to change. In this context, forward-looking statements often address expected future events, including future business and financial performance and financial condition. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining stockholder and regulatory approvals and satisfying other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Iridium of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction on a timely basis or at all, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, the integration of the businesses of Rocket Lab and Iridium, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Rocket Lab’s and Iridium’s businesses; (iv) Rocket Lab’s and Iridium’s ability to implement their business strategies; (v) potential litigation relating to the proposed transaction that could be instituted against Rocket Lab, Iridium or their respective directors, managers, or officers, including the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction will harm Rocket Lab’s or Iridium’s businesses, including current plans and operations, or will otherwise divert management time from ongoing business operations on transaction-related issues; (vii) the ability of Rocket Lab or Iridium to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) fluctuations in, and uncertainty as to the long-term value of, Rocket Lab or Iridium common stock (including as relating to the risk that any announcements related to the proposed transaction could have adverse effects on the market price of such stock); (x) legislative, regulatory and economic developments affecting Rocket Lab’s and Iridium’s businesses, including actions by government agencies and third parties; (xi) general economic and market developments and conditions, potential changes to international trade relations, geopolitical conflicts and effects from global pandemics, epidemics, or other public health crises; (xii) the evolving legal, regulatory and tax regimes under which Rocket Lab and Iridium operate; (xiii) restrictions during the pendency of the proposed transaction that may impact Rocket Lab’s or Iridium’s ability to pursue certain business opportunities or strategic transactions; (xiv) unexpected costs, charges or expenses resulting from the proposed transaction; (xv) risks that any debt or other financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; and (xvi) the other risks and uncertainties, as described in the periodic reports that Rocket Lab and Iridium file with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Neither Rocket Lab nor Iridium assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Forward-looking statements included in this communication are made as of the date of this communication.